CONSENT OF MARK TURNER

The undersigned hereby consents to the references to, and the information derived from, the report titled “NI 43-101 Technical Report, Masbate Gold Project, Republic of the Philippines, October 2011” dated June 20, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Mark Turner
Mark Turner
March 14, 2014